Exhibit 99.1

Bitdeer Announces July 2026 Production and Operations Update

Monthly Highlights

●	Colocation: $4.7B, 16-Year AI/HPC Data Center lease announced for Tydal, Norway Campus

●	AI Cloud: As of the reporting date, our 9.5MW A102 facility in Malaysia is fully committed under long-term offtake agreements, representing total expected contracted revenue exceeding $800 million. Additionally, contract discussions for the A201 facility (21.7MW IT Load) are currently underway. Demand is keen and strong. We expect to sign the contracts of A201 capacity and start collecting the advance payments within a month. We foresee the pricing of AI Cloud to increase further in the short-term future.

●	Bitcoin: Production increased 322% Y/Y to 1,190 Bitcoin.

Key Metrics Summary

AI Cloud Pipeline (IT MW)	AI Cloud ARR[1]	Colocation AI Data Center	Self-Mining Hash Rate[2]	Co-Mining Hash Rate[3]	BTC Mined
141.4 MW	~$76M	$4.7B, 16-Year Lease with Volta at Tydal, Norway	76.7 (EH/s)	18.7 (EH/s)	1,190

SINGAPORE, August 26, 2026 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for AI and Bitcoin mining infrastructure, today announced its unaudited operations updates for July 2026.

Management Commentary

“July reflected continued execution across our vertically integrated platform. Announcing our $4.7B, 16-year AI/HPC lease in early August marks a key milestone in converting our power portfolio into contracted, long-term revenue,” said Michael G. Potter, Chief Financial Officer. “Our mining business continued to scale efficiently, reaching approximately 76.7 EH/s in self-mining hash rate. While our AI Cloud platform announced that as of today, our 9.5MW A102 facility in Malaysia is fully committed under long-term offtake agreements, representing total expected contracted revenue exceeding $800 million.”

Bitdeer AI Update:

Colocation AI Data Center:

●	Bitdeer Announces $4.7 billion, 16-Year AI/HPC Data Center Lease for Tydal, Norway Campus

●	Approximately $4.7 billion in contracted revenue over the initial 16-year base-term, with the potential to reach a total contract value of $8.0 billion through a one-time 8-year lease extension.

●	Tenant is a subsidiary of Volta; the entire 121 IT MW will be configured to run NVIDIA GPUs for the end customer, a leading AI lab.

●	Credit backstop is anticipated to be arranged by affiliates of two leading top-tier global financial institutions via Letters of Credit, totaling approximately $1.3 billion and subject to customary conditions.

●	Tydal, Norway AI Data Center expected to be among Norway’s largest and most efficient AI data centers upon completion. With a PUE of approximately 1.1 and running on 100% renewable energy, it sets a compelling standard for data center performance, at scale.

AI Cloud Key Metrics:

Metric	July 2026	June 2026
GPU Amount Deployed	4,248	4,248
GPU Types	H100, H200, B200, GB200, GB300	H100, H200, B200, GB200, GB300
Utilization Rate[8]	95%	95%
GPUs Under External Subscription	3,517	3,517
ARR[1]	~$76M	~$76M

AI Cloud Pipeline Update:

Data Center	Location	IT Load (MW)	GPU Platform	DC RFS	Cloud Contract Status	Long Term Contract Coverage, %	DC Contract
A101	Malaysia	2.5	GB200	Live	Live	100%	Signed
A102	Malaysia	9.5	GB300	Nov 2026	50% signed, 50% contract in execution	100%	Signed
A201	Malaysia	21.7	GB300 and small portion Vera Rubin	Jan 2027			Signed
A401	Norway	42.7	Vera Rubin	2H 2027			Self-Owned
A501	WA, USA	10	Vera Rubin	Dec 2027			Self-Owned
A601	TN, USA	55	Vera Rubin	Oct 2027			Self-Owned
Total		141.4

●	As of the reporting date, A102’s capacity in Malaysia has been fully committed under long-term offtake agreements ahead of energization, representing total expected revenue of over $800 million. Working on the contracts for the A201 facility now.

●	Strong Customer Demand for GPUs: As demand for AI computing continues to grow, we have completed the procurement of 66 NVIDIA GB300 systems.

●	Model Service & Token Optimization: Achieved Day-0 onboarding for NVIDIA Nemotron-3 Embed (1B & 8B) and launched Kimi K3 at the first available opportunity. Strategic engineering resources are now focused on expanding open-source model offerings and ensuring high service availability and reliability.

●	European Market Footprint: Further established Bitdeer AI’s European presence through high-visibility participation at the RAISE Summit.

●	Ecosystem Acceleration: Co-hosted a month-long hackathon with NVIDIA, provisioning and mentoring 10 Southeast Asian teams with Bitdeer AI’s GPU compute and Model Studio to demonstrate cross-industry business use cases.

Crypto Mining Update:

CRYPTO Mining, R&D, Manufacturing:

●	Mined 1,190 Bitcoins[4], an increase of 322% Y/Y; we continue to expect momentum in our mining results over the coming months.

●	Self-mining hash rate reached ~76.7 EH/s.

●	Co-mining hashrate of 18.7 EH/s driven by Co-Mining collaboration, using Bitdeer’s mining rigs operated by 3rd party datacenters.

Key Crypto Metrics:

Metric	July 2026	June 2026	July 2025
Hash Rate Metrics:
Self-Mining (Operated in self-owned datacenters)	76.7	73.0	22.3
Other Proprietary Hash Rate[5]	5.0	4.9	0.2

Total Proprietary Hash Rate[6] (EH/s)	81.7	77.9	22.5

Co-Mining (Operated by 3rd party datacenters)	18.7	15.9	-

BTC Mined[4]	1,190	990	282
BTC Held[7]	257	150	1,667

Infrastructure Summary:

Bitdeer will transition its infrastructure updates from a monthly reporting cadence to quarterly disclosures issued concurrently with its financial earnings releases, providing a more meaningful and integrated perspective on the Company’s development progress. The Company’s most recent infrastructure update was disclosed alongside its Q2 2026 financial results on August 10, 2026.

Upcoming Conferences & Events:

●	H.C. Wainwright & Co. 28th Annual Global Investment Conference – New York, September 14

Footnotes

[1]	ARR as of the last day of the respective month is calculated by multiplying the daily revenue generated from all contractually obligated GPU orders on that specific day by 365. This metric provides an annualized view of the revenue run-rate based on active contracts at the end of the reporting period.

[2]	Self-Mining (Operated in self-owned datacenters) refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated in self-owned datacenters

[3]	Co-mining (Operated by 3rd party datacenters) refers to cryptocurrency mining for Bitdeer’s own account, whereby its mining rigs are operated by third-party datacenters

[4]	Includes BTC from self-mining operations and BTC from co-mining operations.

[5]	Other Proprietary Hash Rate includes the hashrate from Bitdeer’s cloud hashrate business, mining rigs delivered in the crypto mining datacenters but not deployed and the mining rigs temporarily offline due to limited economic benefit.

[6]	Total Proprietary Hash Rate as of July 31, 2026 includes Self-Mining Hash Rate and Other Proprietary Hash Rate.

[7]	Bitcoins held does not include Bitcoins from customer deposits but does include Bitcoins that are pledged as collateral by us.

[8]	Utilization Rate as of the last day of the respective month is calculated as the total number of GPUs under internal and external orders divided by the total number of deployed GPUs.

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for AI and Bitcoin mining infrastructure. Bitdeer is committed to providing comprehensive Bitcoin mining solutions for its customers and building AI computational infrastructure to support the AI revolution. Bitdeer handles complex processes involved in computing such as equipment procurement, transport logistics, data center design and construction, equipment management, and daily operations. Bitdeer also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed data centers across multiple countries, including the United States, Norway, Bhutan, and Ethiopia. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X@Bitdeer and LinkedIn @Bitdeer.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations

Tesh Dahya, Head of Investor Relations

tesh.dahya@bitdeer.com

Media

Elev8 New Media

Jessica Starman, MBA

bitdeer@elev8newmedia.com

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